FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2003


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F   X               Form 40-F
                            -----                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                          No   X
                            -----                       -----

Documents Included as Part of this Report

No.                   Document

1. Press Release dated March 20, 2003 concerning Cedara Software Corp.'s announcement of the Receipt of Nasdaq Staff Determination.

               CEDARA SOFTWARE CORP. ANNOUNCES RECEIPT OF NASDAQ
                             STAFF DETERMINATION


TORONTO, March 20, 2003 - Cedara Software Corp. (TSX:CDE/Nasdaq:CDSW) announced today that it received a Nasdaq Staff Determination on March 19, 2003 indicating that the Company fails to comply with the minimum bid price and the minimum stockholders' equity requirements for continued listing set forth in Marketplace Rules 4310(c)(4) and 4310(c)(2)(B) respectively, and that its securities are, therefore, subject to delisting from The Nasdaq SmallCap Market. The Company intends to request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and to discuss potential actions to achieve compliance. There can be no assurance the Panel will grant the Company's request for continued listing.

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices in use today. Cedara's Picture Archiving and Communications System (PACS) technology has been installed in over 4,300 global sites.




For further information: Fraser Sinclair, Chief Financial Officer & Corporate Secretary Cedara Software Corp. Tel. (905) 672-2100

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 24, 2003


                                              CEDARA SOFTWARE CORP.


                                              By: /s/ FRASER SINCLAIR
                                                  ------------------------------
                                              Fraser Sinclair
                                              Chief Financial Officer